OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

(Amendment No. 7 )1

eMagin Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29076N 10 7
(CUSIP Number)
Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29076N 10 7

1	NAMES OF REPORTING PERSONS: Stillwater LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,347,655[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,347,655[1]

WITH	10	SHARED DISPOSITIVE POWER:

8,048,212[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,395,867

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 20, 2002, March 3, 2004, and July 21, 2006.

[2]	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No.	29076N 10 7

1	NAMES OF REPORTING PERSONS: Ginola Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Isle of Man

	7	SOLE VOTING POWER:

NUMBER OF		8,835,799[3]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,835,799[3]

WITH	10	SHARED DISPOSITIVE POWER:

10,267,069[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,102,868

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[3]	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004 and July 21, 2006 and upon conversion of Secured Notes dated July 21, 2006.

[4]	Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
     This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005 and Amendment No. 6 to the Schedule 13D filed October 28, 2005 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.
     In accordance with Exchange Act Rule 13d-2, this Amendment No. 7 amends and supplements only information that has materially changed since the October 28, 2005 filing of Amendment No. 6 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.

			Common Stock	Percent
			Beneficially Owned	of Class

(a	)	Stillwater [1]	18,395,867	17.0%
		Ginola [3]	19,102,868	17.2%

			Common Stock	Percent
(b	)	Stillwater	Beneficially Owned	of Class

		Sole Voting Power	10,347,655	10.1%
		Shared Voting Power	-0-	0%
		Sole Dispositive Power	10,347,655	10.1%
		Shared Dispositive Power [2]	8,048,212	7.6%

	Common Stock	Percent
Ginola	Beneficially Owned	of Class

Sole Voting Power	8,835,799	8.4%
Shared Voting Power	-0-	0%
Sole Dispositive Power	8,835,799	8.4%
Shared Dispositive Power [4]	10,267,069	9.7%

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 26, 2002, March 3, 2004, November 3, 2004, October 26, 2005 and July 21, 2006 and upon conversion of Secured Notes dated July 21, 2006.

2	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated April 25, 2003, March 3, 2004, November 3, 2004, October 26, 2005 and July 21, 2006 and upon conversion of Secured Notes dated July 21, 2006.

4	Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
(c) Since the filing of Amendment No.6 to Schedule 13D on October 28, 2005 the following transactions were effected:
          (i) A corporation, in which its investment manager is the sole member of Stillwater and its controlling shareholder is the same as Ginola, purchased a 6% Secured Convertible Note for $700,000 with a conversion price of $0.26 per and received warrants for the purchase of 1,884,615 shares of Issuer’s Common Stock with an exercise price of $0.36 per share in a transaction described in the Issuer’s Form 8-K filed on July 25, 2006.
          (ii) Ginola purchased a 6% Secured Convertible Note for $800,000 with a conversion price of $0.26 per share and received warrants for the purchase of 2,153,846 shares of Issuer’s Common Stock with an exercise price of $0.36 per share in a transaction described in the Issuer’s Form 8-K filed on July 25, 2006.
          (iii) Stillwater received warrants for the purchase of 1,923,076 shares of Issuer’s Common Stock with an exercise price of $0.26 per share. Subject to certain conditions contained in the Note Purchase Agreement between Stillwater and the Issuer dated July 21, 2006, Stillwater is obligated to exercise this warrant prior to December 14, 2006 or purchase up to $500,000 of secured notes and warrants to the extent this warrant is not exercised or other conditions in the Note Purchase Agreement have not been satisfied as such transaction is described in the Issuer’s Form 8-K filed on July 25, 2006.
          (iv) The following warrants have expired:
               (A) 1,291,651 shares of Issuer’s Common Stock with an exercise price of $0.81 held by Ginola expired on April 25, 2006;
               (B) 249,785 shares of Issuer’s Common Stock with an exercise price of $2.76 held by Ginola expired on December 31, 2005;
               (C) 3,358,300 shares of Issuer’s Common Stock with an exercise price of $0.81 held by Stillwater expired on April 25, 2006; and
               (D) 776,642 shares of Issuer’s Common Stock with an exercise price of $2.76 held by Stillwater expired on December 31, 2005.
(d) Not applicable.
(e) Not applicable.
Item 7. To Be Filed as Exhibits.

Exhibit No.	Description	Page

1	Agreement of Reporting Persons to file joint statement on Schedule 13D	7

CUSIP No. 29076N 10 7
Signatures
     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 25, 2006

STILLWATER LLC
By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Jonathan G. White
	Name:	Jonathan G. White
	Title:	Director